12010562

Section

FEB 29 2012

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66534

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Challenger Capital Group, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2525 McKinnon Street, Suite 300
(No. and Street)

Dallas, Texas 75201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Burr (214)239-8636
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Montgomery Coscia Greilich, LLP
(Name – *if individual, state last, first, middle name*)

2500 Dallas Parkway, Suite 300, Plano, Texas 75093
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Burr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Challenger Capital Group, Ltd., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael J. Burr
Signature

PRESIDENT
Title

Gail Strickland
Notary Public

GAIL STRICKLAND
Notary Public, State of Texas
My Commission Expires
May 01, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHALLENGER CAPITAL GROUP, LTD

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2011 and Supplemental Report on Internal Control

(With Independent Auditors' Report Thereon)

CHALLENGER CAPITAL GROUP, LTD.
INDEX

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
2500 Dallas Parkway, Suite 300
Plano, Texas 75093
972.748.0300 p
972.748.0700 f

Thomas A. Montgomery, CPA
Matthew R. Coscia, CPA
Paul E. Greilich, CPA
Jeanette A. Musacchio
James M. Lyngholm
Christopher C. Johnson, CPA
J. Brian Simpson, CPA

Rene E. Balli, CPA
Erica D. Rogers, CPA
Dustin W. Shaffer, CPA
Gary W. Boyd, CPA
Michal L. Gayler, CPA
Gregory S. Norkiewicz, CPA
Karen R. Soefje, CPA

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Texas Challenger Corporation,
General Partner of Challenger Capital Group, Ltd.

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of Challenger Capital Group, Ltd. (the Partnership) as of December 31, 2011, and the related statements of operations, changes in partners' capital and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Notes 2 and 4, the valuation of Challenger Capital Group, Ltd.'s investment in CEPT, LLC was reported under the equity method of accounting as determined on the income tax basis of accounting, another comprehensive basis of accounting. Therefore, management was not able to obtain adequate information to report the valuation in compliance with accounting standards generally accepted in the United States ("US GAAP"). The effects to the financial statements of the preceding practice are not reasonably determinable.

In our opinion, except for the effects of the value departure disclosed above, the financial statements referred to above present fairly, in all material respects, the financial position of the Challenger Capital Group, Ltd. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with US GAAP.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 17 and 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other procedures in accordance with U.S. generally accepted accounting principles. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MONTGOMERY COSCIA GREILICH LLP

MONTGOMERY COSCIA GREILICH, LLP
Dallas, Texas
February 28, 2012

CHALLENGER CAPITAL GROUP, LTD
STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS AND DEALERS
DECEMBER 31, 2011

ASSETS		
Cash and cash equivalents	$	819,240
Accounts receivable, net of allowance for doubtful accounts		42,654
Prepaid expenses and other current assets		100,548
TOTAL CURRENT ASSETS		962,442
Property and equipment, net		31,475
Investments		4,465
Deposits		11,436
TOTAL NONCURRENT ASSETS		47,376
TOTAL ASSETS	$	1,009,818
LIABILITIES AND PARTNERS' CAPITAL		
CURRENT LIABILITIES		
Trade accounts payable	$	1,534
Accrued liabilities		67,434
Current portion notes payable		33,056
TOTAL CURRENT LIABILITIES		102,024
TOTAL LIABILITIES		102,024
PARTNERS' CAPITAL		907,794
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	1,009,818

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUE	
Fee and reimbursement income	$ 1,538,104
Interest income	3,401
Total revenue	1,541,505
EXPENSES	
Compensation and benefits	1,644,178
Bad Debt Expense	4,040
Rent	125,944
Advertising and marketing	8,184
General operating expenses	131,213
Travel and entertainment	50,634
Insurance expense	89,966
Taxes and licenses	30,809
Telephone and communication	31,232
Professional fees	77,902
Depreciation	20,641
Total expenses	2,214,743
NET OPERATING LOSS	(673,238)
NON-OPERATING INCOME (EXPENSE)	
Realized loss on investments	(467,027)
Loss on disposal of assets	(91,028)
Total non-operating income (expense)	(558,055)
NET LOSS	$ (1,231,293)

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2011

	General Partner	Series A Limited Partners	Series B Limited Partners	Loans to Partners	Total
Beginning Balance, January 1, 2011	$ -	$ -	$ 2,878,214	$ (739,127)	$ 2,139,087
Net Loss	-	-	(1,231,293)	-	(1,231,293)
Ending Balance, December 31, 2011	$ -	$ -	$ 1,646,921	$ (739,127)	$ 907,794

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(1,231,293)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		20,641
Unrealized loss on investments		467,027
Loss on disposal of assets		91,028
(Increase) decrease in assets:		
Accounts receivable		22,641
Prepaid expenses and other current assets		69,017
Deposits		4,438
Increase (decrease) in liabilities:		
Accounts payable		1,535
Accrued expenses		(291,435)
Cash used in operating activities		(846,401)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for purchases of fixed assets		(2,388)
Cash used in investing activities		(2,388)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on long term debt		(39,444)
Cash used in financing activities		(39,444)
NET DECREASE IN CASH		(888,233)
CASH AT BEGINNING OF YEAR		1,707,473
CASH AT END OF YEAR	$	819,240
SUPPLEMENTAL INFORMATION:		
CASH PAID FOR INTEREST	$	1,452

The accompanying notes are an integral part of these financial statements.

1. BUSINESS

Challenger Capital Group, Ltd. (the Partnership) was formed as a partnership on May 1, 2003, under the laws of the State of Texas. The Partnership commenced business on May 7, 2004 and will continue indefinitely until termination at the discretion of the general partner. The Partnership is a registered member of the Financial Industry Regulatory Authority (FINRA) as a broker/dealer, and with the Securities and Exchange Commission (SEC) under the Federal Securities Exchange Act of 1934 ("Act").

The Partnership provides investment banking services related to the corporate finance needs of middle-market growth companies including the private placement of equity, mezzanine and debt securities as well as advisory services related to mergers and acquisitions, divestures, corporate real estate and business strategy.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Partnership's financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all highly liquid investments, which are not held for sale in the ordinary course of business, with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2011, cash and cash equivalents included cash in bank accounts.

Accounts Receivable

Accounts receivable consist primarily of retainers, fees and expense reimbursements earned during the year but not received as of year-end. The majority of revenue is derived from retainers collected in advance of work and financial advisory fees collected upon closing of an engagement. Due to the nature of this revenue, there are few collectability issues. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Accordingly, the Partnership does not record an allowance for doubtful accounts. As collectability of receivables is reasonably assured, the Partnership does not maintain a policy for determining reserves for past due or delinquent receivables.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation on furniture and equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives ranging from three to ten years using the straight-line method. Depreciation on leasehold improvements is calculated using the straight-line method over the lesser of the lease term or the useful life of the improvements.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment (continued)

Major repairs or replacements of furniture and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Furniture and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

Investment Valuations

The Partnership's investments are in privately held entities, for which there are no appropriate comparables available. Management starts with the original acquisition multiple (or cost basis) and then qualitatively addresses any changes in the business, including operation and financial items. Based upon this review, management determines whether or not to hold the investment at cost, mark it up or mark it down.

The Partnership currently holds an investment reported under the equity method of accounting as determined by the income tax basis of accounting, which is not in compliance with US GAAP. US GAAP requires that the investment be reflected at fair market value. The effect of this departure is not determinable.

All other investments are valued in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820 for Fair Value Measurements and Disclosures. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuations (continued)

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits. At December 31, 2011, the Partnership was in compliance with both their minimum net capital and ratio of aggregate indebtedness requirements.

Revenue and Cost Recognition

The Partnership recognizes revenue and costs in the period earned or incurred. Monthly retainer fees for on-going marketing, advisory, research and other financial advisory transaction related services are typically earned in the same month they are received. Brokerage commissions are recognized upon completion of the transaction closing documents. Unrealized and realized gains and losses are calculated based on the difference between the fair market value of investments at the beginning of the year (or the purchase price if purchased during the year) and the fair market value of investments at the end of the year (or sales price if sold during the year). Selling, general and administrative costs are charged to expense as incurred.

Income Taxes

Net earnings are allocated to the partners based on their ownership percentages. Federal income taxes on partnership income are payable personally by the partners. Accordingly, no provision has been made for federal income taxes. The Partnership is subject to state income taxes.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

The Partnership accounts for uncertain tax positions in accordance with ASC 740-10. ASC 740-10 provides several clarifications related to uncertain tax positions. Most notably, a "more likely-than-not" standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ASC 740-10 applies a two step process to determine the amount of tax benefit to be recognized in the financial statements. First the Partnership must determine whether any amount of the tax benefit may be recognized. Second, the Partnership determines how much of the tax benefit should be recognized (this would only apply to tax positions that qualify for recognition). As of December 31, 2011, the Partnership had no uncertain tax positions. Accordingly, the Partnership has not recognized any penalty, interest or tax impact related to uncertain tax positions

Concentration of Credit Risks

Concentrations of credit risk consist of cash maintained in banks, related party receivables and accounts receivable. The Partnership places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. At times during the year, however, cash in banks may exceed federally insured limits. At December 31, 2011 cash exceeded federally insured limits by $258,754. Related party receivables are due from long standing employees and partners and are secured by the partnership units, with which they are associated. Management believes that its engagement acceptance, billing and collection policies are adequate to minimize potential credit risk on accounts receivable. Management continuously evaluates billings for potential uncollectible amounts.

Fair Value of Financial Instruments

In accordance with the reporting requirements of ASC 825-10, Fair Value of Financial Instruments, the Partnership calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable are based on management's assessment of net realizable value. The estimated fair value of accounts payable approximates their carrying amounts due to the short maturity of these liabilities. The estimated fair value of the note obligation also approximates its carrying value because the terms of the note are comparable to similar lending arrangements in the marketplace. At December 31, 2011, with the exception of the investment previously addressed, the Partnership's financial assets and liabilities are carried at market value which approximates current fair value.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates and Assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Non-direct advertising and marketing costs are expensed as incurred. Total advertising expenses for the year ended December 31, 2011 were $8,184.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2011:

Furniture and fixtures	$	218,186
Office equipment		10,790
Computer equipment		60,888
		289,864
Accumulated depreciation		(258,389)
Property and equipment, net	$	31,475

During the year, the Partnership disposed of numerous assets and recorded a loss on disposal of assets in the amount of $91,028. Depreciation expense for the year ended December 31, 2011 was $20,641 and it was included as a component of general operating expenses in the accompanying financial statements.

4. INVESTMENTS

All of the Partnership's investments are non-allowable assets for the purpose of determining net capital.

In 2010, the Partnership made an investment in Southlake Equity Fund ("Southlake"), in order to maintain a right to purchase 10% of the fully diluted equity of the general partner of Southlake's next two private equity funds, still being raised. At the end of 2010, the Partnership considered the investment impaired due to the inability of Southlake to accomplish its fundraising objectives and the illiquidity of the investment. 50% of the investment value was reduced for the partial impairment in the prior year. In 2011, a decision was made by Southlake to discontinue efforts to raise the two funds. As a result, management believes the investment in Southlake to be fully impaired. The remaining balance of the investment $404,000 was written off and recorded as a component of realized loss on investments in the accompanying financial statements.

4. INVESTMENTS (CONTINUED)

On June 20, 2008, the Partnership made an investment of $4,600 in CEPT, LLC, ("CEPT") and received a 20% interest in CEPT. CEPT is the general partner of CEP Tornado, LP, a limited partnership that was allocated a 15% management promoted interest for originating the private equity investment. Correspondingly, the Partnership maintains a 3% management promote (20% of the 15% gross promote) in PJ Trailers, which is the operating business within CEP Tornado, LP. Challenger currently accounts for this investment using the equity method as determined on the income tax basis of accounting.

In 2009, the Partnership received shares in a client entity, Indoor Direct, as part of an advisory fee. Based on management's assessment, the Partnership has determined the investment to be impaired at December 31, 2011 and recorded a loss of $63,027, which is included as a component of realized loss on investments in the accompanying financial statements.

5. COMMITMENTS AND CONTINGENCIES

The Partnership is a party to non-cancelable operating leases for general office space and office equipment. The aggregate amount of rental expenses for the year ending December 31, 2011 was $125,944.

The Partnership's obligations under the lease agreements subsequent to December 31, 2011 are as follows:

Years ending December 31,	Annual lease payments
2012	$ 122,079
2013	122,482
2014	125,169
2015	116,997
Total	$ 486,727

6. PARTNERS' CAPITAL

Under the terms of the Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"), authorized ownership interests in the Company consist of 191,826 Series A Preferred Units, 487,500 Series B Preferred Units, and unlimited Common Units.

Preferred units

At December 31, 2011, there are 186,074 outstanding Series A Preferred units and 487,500 outstanding Series B Preferred units. The preferred units make up approximately 16% and 43% ownership of the Partnership, respectively. The General Partner may, at its sole discretion make distributions of operating proceeds to the preferred partners. Any preferred annual return amounts not paid shall accumulate until such time as they are paid.

6. PARTNERS' CAPITAL (CONTINUED)

Preferred units (continued)

Series A preferred return is defined by the Partnership Agreement as a daily preferred return equal to six percent per annum of the Series A unreturned capital, approximately $5,366,728, at December 31, 2011. Series B preferred return is defined by the Partnership Agreement as a daily preferred return equal to eight percent per annum of the Series B unreturned capital, approximately $10,000,000, at December 31, 2011. At December 31, 2011, accrued, unpaid preferred returns totaled $4,501,097 of which $1,610,019 is allocated to the Series A investors and $2,891,078 is allocated for the Series B investors.

Common units

The remaining 468,200 outstanding Partnership units are common units which make up 41% ownership of the Partnership. The units were issues in conjunction with incentive plans and various business transactions in previous years of operation.

Distribution and Liquidation Preference

Subject to the payment of tax distributions, distributions of excess cash from operations will be made as follows: first, to limited partners holding the Series B Units in an amount equal to the Series B Preferred Return; second, to limited partners holding the Series A Units in an amount equal to the Series A Preferred Return; third, to limited partners holding Series B Units in an amount equal to their invested capital; fourth, to limited partners holding Series A Units in an amount equal to their invested capital; and finally, to all of the partners, in proportion to their respective holdings of Units.

Distributions of the net cash proceeds from capital transactions will be made as follows: first, to limited partners holding the Series B Units in an amount equal to the Series B Preferred Return and their invested capital; second, to limited partners holding the Series A Units in an amount equal to the Series A Preferred Return and their invested capital; and finally, to all of the partners, in proportion to their respective holdings of Units.

Profits and losses generally will be allocated to the partners in a manner that follows the distribution priority set forth above. In the event that the partners' capital account balances have been reduced to zero, subsequent losses will be allocated exclusively to the general partner.

Voting Rights

Except as provided in the Partnership Agreement or as required by law, limited partners do not have any right to participate in the management or business and affairs of the Partnership. On all matters on which limited partners have the right to vote, except matters on which partners have a class vote, the affirmative vote of the holders of a majority of the Units is required to take action. The holders of the Series A and Series B Units will have a separate class vote on certain matters and an affirmative vote of the partners holding 67% of both Series, voting together as a single class, on other matters. These matters are defined in the Partnership Agreement.

6. PARTNERS' CAPITAL (CONTINUED)

Incentive Plans

The general partner of the Partnership is authorized to issue Common Units to employees, consultants, or other agents of the Partnership either through the issuance of incentive units and/or incentive options as determined appropriate by the general partner and subject to certain restrictions. Any incentive units and/or incentive options issued shall be common limited partner units, subject to a distribution limitation. As of December 31, 2011, 228,503 fully vested incentive units/ options have been issued, of which, none have been exercised. Management has determined that the value of incentive units issued to date were insignificant.

7. LOANS TO PARTNERS

Included in loans to partners are two non-recourse notes to different partners. Both notes are secured by membership units and bear interest at a rate of 8% per annum. The notes, with principal balances of $231,250 and $350,000, become due in May 2012 and April 2012, respectively. Accrued, unpaid interest on the notes, in the amount of $157,877 has been recorded through December 31, 2010. The Partnership ceased accruing interest in 2011 based on assessments of collectability of the loans.

The partner holding the $231,250 note will likely relinquish 22,547 Series B limited partnership units and 23,251 option units in lieu of payment on the note when it becomes due. The partner holding the $350,000 note will likely relinquish 17,063 Series B and 143,144 common limited partnership units in lieu of payment on the note when it becomes due. The relinquished shares will be retired upon default.

8. EMPLOYEE RETIREMENT PLAN

The Partnership provides a 401(k) retirement plan (the "Plan") for the benefit of all eligible employees. For the year ended December 31, 2011, employees were able to contribute up to $22,000 based on the employee's age. The Partnership has the option under the Plan to make a discretionary matching contribution equal to a uniform percentage of employee salary deferrals at a percentage determined by the Partnership each year. There were no discretionary contributions declared for the year ended December 31, 2011.

9. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Partnership does not have any possession or control of customer funds or securities.

10. SUBORDINATED LIABILITIES

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2011.

12. SUBSEQUENT EVENTS

The Partnership has evaluated events or transactions occurring after December 31, 2011, the balance sheet date, through February 27, 2012, the date the financial statements were issued, and determined there have been no such events or transactions which would impact our financial statement for the year ended December 31, 2011.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of and For the Year Ended

December 31, 2011

CHALLENGER CAPITAL GROUP, LTD
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2011

Net Capital Computation

Total stockholder's equity	$	907,794
Non-allowable assets:		
Receivables from non-customers		(42,654)
Other investments not readily marketable		(4,465)
Property and equipment, net		(31,475)
Other assets		(111,984)
Total non-allowable assets		(190,578)
Haircuts on securities		(15,176)
Total changes in stockholder's equity		(205,754)
Net allowable capital	$	702,040

Computation of Basic Net Capital Requirement

Minimum net capital required	$	6,802
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	6,802
Excess net capital	$	695,238

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$	102,024
Percentage of aggregate indebtedness to allowable net capital		14.53%

See independent auditor's report on supplemental schedule.

CHALLENGER CAPITAL GROUP, LTD
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2011

Reconciliation with Partnership's Allowable Net Capital

Net allowable capital- As reported in Company's unaudited FOCUS report	$	714,932
Net Company audit adjustments and rounding		(12,892)
Adjusted net allowable capital, per audited financial statements	$	702,040

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3, because they maintain a special account for the exclusive benefit of customers in accordance with Rule 15c3-(k)(2)(i).

Changes in Liabilities Subordinated to Claims of General Creditors

Such claims at January 1, 2011	$	-
Additions		-
Reductions		-
Balance of such claims at December 31, 2011	$	-

See independent auditor's report on supplemental schedule.

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2011

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
2500 Dallas Parkway, Suite 300
Plano, Texas 75093
972.748.0300 p
972.748.0700 f

Thomas A. Montgomery, CPA
Matthew R. Coscia, CPA
Paul E. Greilich, CPA
Jeanette A. Musacchio
James M. Lyngholm
Christopher C. Johnson, CPA
J. Brian Simpson, CPA

Rene E. Balli, CPA
Erica D. Rogers, CPA
Dustin W. Shaffer, CPA
Gary W. Boyd, CPA
Michal L. Gayler, CPA
Gregory S. Norkicwicz, CPA
Karen R. Soefje, CPA

To the Board of Directors of Texas Challenger Corporation,
General Partner of Challenger Capital Group, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Challenger Capital Group, Ltd. (the Partnership), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to previously in this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, and the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

MONTGOMERY COSCIA GREILICH LLP

MONTGOMERY COSCIA GREILICH, LLP
Dallas, Texas
February 28, 2012

CHALLENGER CAPITAL GROUP, LTD.

Independent Accountant's Report
On Applying Agreed Upon Procedures

For the Year Ended December 31, 2011

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
2500 Dallas Parkway, Suite 300
Plano, Texas 75093
972.748.0300 p
972.748.0700 f

Thomas A. Montgomery, CPA
Matthew R. Coscia, CPA
Paul E. Greilich, CPA
Jeanette A. Musacchio
James M. Lyngholm
Christopher C. Johnson, CPA
J. Brian Simpson, CPA

Rene E. Balli, CPA
Erica D. Rogers, CPA
Dustin W. Shaffer, CPA
Gary W. Boyd, CPA
Michal L. Gayler, CPA
Gregory S. Norkiewicz, CPA
Karen R. Soefje, CPA

Independent Accountants' Report On Applying Agreed-upon Procedures

To the Board of Directors of Texas Challenger Corporation,
General Partner of Challenger Capital Group, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Transitional Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Challenger Capital Group, Ltd. (the "Partnership") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, if any, with respective cash disbursement records entries noting no differences.;
2. Compared the amounts reported in the audited financial statements, Form X-17A-5, for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and investment earnings working papers noting no differences.;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules supporting the adjustments noting no differences.; and
5. Compared the amount of overpayment, if any, applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MONTGOMERY COSCIA GREILICH LLP

MONTGOMERY COSCIA GREILICH, LLP
Dallas, Texas
February 28, 2012